SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 31, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM ANNOUNCES GROSS REVENUE OF R$ 4.0 BILLION AND
EBITDA OF R$ 975.6 MILLION IN THE 2Q07

Net Revenues grew 11.9% and EBITDA grew 19.5% in comparison to the 2Q06
Net Income of R$176.1 million, 49.2% higher than in the 2Q06

Brasília, July 31, 2007 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated results for the second quarter of 2007 (2Q07). The Company’s unaudited financial statements are presented in million of Reais, except where stated otherwise, and prepared in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  Mobile telephony EBITDA was positive for the second consecutive quarter, totaling R$5.2 million, with gross additions 21.0% higher than in the 2Q06. Year-to-date operating cash generation reached R$9.6 million.

  Consolidated EBITDA came to R$975.6 million in the second quarter, up 19.5% on the R$816.3 million recorded in the 2Q06. The first-half figure was 17.3% higher than in the same period a year ago.

  ADSL users amounted to 1,453.4 thousand at the end of June 2007, a 25.9% upturn on the 2Q06.

  Internet Group ISPs combined reached 1.3 million broadband subscribers, a 42.3% increase over the 2Q06.

  Consolidated mobile telephony gross revenue amounted to R$428.8 million, up 95.1% on the 2Q06. BrT Mobile service revenue totaled R$526.4 million, 72.4%.higher than in the 2Q06.

  Data communication and other services revenue reached R$686.0 million in the 2Q07, an increase of 28.5% on the 2Q06.

  Consolidated gross revenue totaled R$3,972.9 million in the 2Q07, an increase of 9.8% on the 2Q06.
  Consolidated net revenue came in as R$2,743.3 million in the 2Q07, 11.9% higher than in the 2Q06.

  Operating costs and expenses (excluding depreciation and amortization) amounted to R$1,767.8 million, representing 64.4% of net revenue, 2.3 p.p. lower than the 66.7% recorded in the same period of the previous year.

IR CONTACTS

Paulo Narcélio (Head of IR)	Phone: (55 61) 3415-1140	ri@brasiltelecom.com.br
Flávia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Reynaldo Abreu Filho	Phone: (55 61) 3415-1411	reynaldom@brasiltelecom.com.br
Maria Lúcia Rocha	Phone: (55 61) 3415-1291	malu@brasiltelecom.com.br

MEDIA CONTACTS

Rui Xavier (Director)	Phone: (55 61) 3415-9657	rui@brasiltelecom.com.br
César Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

Brasil Telecom S.A.	Page 1 of 29

INCOME STATEMENT

BRASIL TELECOM S.A.

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
GROSS REVENUES	3,619.3	3,897.1	3,972.9	1.9%	9.8%	7,274.2	7,869.9	8.2%

FIXED TELEPHONY	2,796.3	2,824.4	2,775.3	-1.7%	-0.7%	5,685.1	5,599.7	-1.5%
Local Service	1,702.2	1,648.0	1,634.4	-0.8%	-4.0%	3,471.3	3,282.5	-5.4%
Public Telephony	138.8	129.0	140.4	8.8%	1.1%	266.6	269.4	1.0%
Long Distance Service	678.5	756.3	727.6	-3.8%	7.2%	1,382.3	1,483.9	7.3%
Interconnection	99.7	85.0	82.4	-3.0%	-17.4%	208.2	167.4	-19.6%
Lease of Means	80.0	89.7	86.0	-4.1%	7.5%	163.0	175.8	7.8%
Supplementary and Value Added Services	86.8	106.3	95.9	-9.8%	10.5%	172.9	202.2	16.9%
Other	10.2	10.0	8.6	-13.8%	-15.9%	20.7	18.6	-10.0%
MOBILE TELEPHONY *	289.3	429.7	511.5	19.0%	76.8%	533.7	941.2	76.3%
DATA COMMUNICATIONS	533.7	642.9	686.0	6.7%	28.5%	1,055.3	1,329.0	25.9%

Deductioos	(1,168.6)	(1,206.2)	(1,229.5)	1.9%	5.2%	(2,346.6)	(2,435.7)	3.8%
NET REVENUES	2,450.7	2,690.9	2,743.3	2.0%	11.9%	4,927.6	5,434.2	10.3%

OPERATING COSTS AND EXPENSES	(1,634.4)	(1,734.7)	(1,767.8)	1.9%	8.2%	(3,281.0)	(3,502.5)	6.7%
Personnel	(161.5)	(150.2)	(155.1)	3.2%	-4.0%	(350.6)	(305.3)	-12.9%
Materials	(105.2)	(77.3)	(101.7)	31.6%	-3.3%	(189.1)	(179.0)	-5.3%
Subcontracted Services	(573.2)	(562.6)	(561.7)	-0.2%	-2.0%	(1,114.1)	(1,124.3)	0.9%
Interconnection	(480.6)	(576.5)	(570.4)	-1.1%	18.7%	(979.1)	(1,147.0)	17.1%
Advertising and Marketing	(42.2)	(24.8)	(35.6)	43.4%	-15.8%	(62.6)	(60.3)	-3.6%
Provisions aod Losses	(224.5)	(218.2)	(271.5)	24.5%	20.9%	(412.4)	(489.7)	18.7%
Other	(47.2)	(125.1)	(71.7)	-42.7%	51.9%	(173.2)	(196.9)	13.7%

EBITDA	816.3	956.2	975.6	2.0%	19.5%	1,646.6	1,931.7	17.3%
EBITDA Margin	33.3%	35.5%	35.6%	0.0 p.p.	2.3 p.p.	33.4%	35.5%	2.1 p.p.
Depreciation aod Amortization	(668.9)	(649.2)	(624.9)	-3.7%	-6.6%	(1,338.5)	(1,274.2)	-4.8%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	147.4	306.9	350.7	14.2%	137.8%	308.1	657.6	113.5%

Financial Result	(311.5)	(344.9)	(61.9)	-82.0%	-80.1%	(438.0)	(406.8)	-7.1%
Financial Revenues	154.8	107.4	95.3	-11.3%	-38.4%	226.2	202.7	-10.4%
Financial Expenses	(221.3)	(207.3)	(157.2)	-24.2%	-29.0%	(419.1)	(364.5)	-13.0%
Interest on Own Capital	(245.0)	(245.0)	-	N.A.	N.A.	(245.0)	(245.0)	0.0%

EARNINGS AFTER FINANCIAL RESULT	(164.1)	(37.9)	288.7	N.A.	N.A.	(129.9)	250.8	N.A.

Non-Operating Revenues (Expenses)	(14.5)	3.4	2.2	-35.0%	N.A.	(17.1)	5.6	N.A.
Goodwill Amortization	(0.3)	(0.1)	(0.0)	-74.0%	-89.8%	(0.5)	(0.1)	-75.3%
Other	(14.2)	3.5	2.2	-36.1%	N.A.	(16.6)	5.7	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	(178.6)	(34.5)	290.9	N.A.	N.A.	(147.0)	256.4	N.A.
CONTRIBUTION TAXES

Income and Social Contribution Taxes	51.0	3.0	(114.5)	N.A.	N.A.	25.4	(111.5)	N.A.

EARNINGS BEFORE PROFIT SHARING	(127.5)	(31.6)	176.5	N.A.	N.A.	(121.6)	144.9	N.A.

Minority Ioterest	0.6	0.6	(0.4)	N.A.	N.A.	(0.3)	0.2	N.A.

EARNINGS BEFORE REVERSION OF INTEREST	(126.9)	(31.0)	176.1	N.A.	N.A.	(121.9)	145.1	N.A.
ON OWN CAPITAL

Reversion of Interest on Own Capital	245.0	245.0	-	N.A.	N.A.	245.0	245.0	0.0%

NET INCOME	118.1	214.0	176.1	-17.7%	49.2%	123.1	390.1	216.9%

Net Income/shares - R$ **	0.2158	0.3910	0.3218	-17.7%	49.2%	0.2249	0.7128	N.A.
Net Income/ADR - US$	0.2991	0.5721	0.5012	-12.4%	67.6%	0.5196	1.8504	N.A.

* Data communications revenues (VAS) are included in "Mobile Telephony" item.
** The values of 2Q06 and 1Q07 are per 1,000 shares.

Brasil Telecom S.A.	Page 2 of 29

BRT MOBILE

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
GROSS REVENUES	374.7	541.3	609.1	12.5%	62.6%	704.2	1,150.4	63.4%
Subscription	65.0	101.4	113.7	12.1%	74.9%	122.9	215.1	75.1%
Utilization	95.9	121.5	128.7	5.9%	34.2%	181.9	250.2	37.6%
Interconnection	105.9	239.1	246.5	3.1%	132.7%	210.5	485.6	130.7%
Other Revenues	9.5	9.8	11.3	15.2%	19.2%	19.1	21.1	10.6%
Data Communications	28.9	17.2	26.2	52.3%	-9.3%	45.7	43.4	-5.1%
Merchandise Sales (Handsets and Accessories)	69.5	52.2	82.7	58.4%	19.0%	124.1	134.9	8.7%
Deductions	(124.2)	(156.3)	(179.6)	14.9%	44.6%	(231.1)	(335.9)	45.4%
NET REVENUES	250.5	385.0	429.6	11.6%	71.5%	473.1	814.5	72.2%

OPERATING COSTS AND EXPENSES	(298.5)	(380.6)	(424.4)	11.5%	42.2%	(561.4)	(805.0)	43.4%
Personnel	(16.7)	(18.7)	(17.8)	-4.4%	6.9%	(38.1)	(36.5)	-4.2%
Materials	(81.8)	(55.9)	(78.8)	40.8%	-3.7%	(142.6)	(134.7)	-5.5%
Subcontracted Services	(98.9)	(93.7)	(90.6)	-3.3%	-8.4%	(184.4)	(184.4)	0.0%
Interconnection	(15.3)	(128.0)	(146.6)	14.6%	N.A.	(39.5)	(274.6)	N.A.
Advertising and Marketing	(20.2)	(10.2)	(17.2)	69.0%	-14.7%	(27.7)	(27.4)	-1.4%
Provisions and Losses	(6.5)	(14.6)	(20.5)	39.9%	215.8%	(17.5)	(35.1)	100.6%
Other	(59.2)	(59.4)	(52.9)	-11.1%	-10.7%	(111.5)	(112.3)	0.7%

EBITDA	(47.9)	4.4	5.2	18.9%	N.A.	(88.2)	9.6	N.A.
EBITDA Margin	-19.1%	1.1%	1.2%	0.1 p.p.	N.A.	-18.7%	1.2%	N.A.
Depreciation and Amortization	(79.8)	(94.5)	(95.2)	0.7%	19.3%	(156.6)	(189.7)	21.2%

EARNINGS BEFORE FINANCIAL RESULT	(127.7)	(90.2)	(90.0)	-0.1%	-29.5%	(244.8)	(180.2)	-26.4%

Financial Result	(10.4)	10.6	17.2	62.1%	N.A.	(19.1)	27.8	-245.7%
Financial Revenues	1.7	22.7	25.8	13.9%	N.A.	6.9	48.5	606.1%
Financial Expenses	(12.1)	(12.1)	(8.6)	-28.4%	-28.7%	(25.9)	(20.7)	-20.2%

EARNINGS AFTER FINANCIAL RESULT	(138.2)	(79.5)	(72.8)	-8.4%	-47.3%	(263.9)	(152.4)	-42.3%

Non-Operating Revenues (Expenses)	(0.0)	-	1.3	N.A.	N.A.	(0.4)	1.3	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	(138.2)	(79.5)	(71.6)	-10.0%	-48.2%	(264.3)	(151.1)	-42.8%
CONTRIBUION TAXES

Income and Social Contribution Taxes	46.9	27.1	23.7	-12.6%	-49.5%	89.5	50.8	-43.3%

EARNINGS BEFORE PROFIT SHARING	(91.3)	(52.5)	(47.9)	-8.7%	-47.5%	(174.8)	(100.4)	-42.6%

EARNINGS BEFORE REVERSION OF INTEREST	(91.3)	(52.5)	(47.9)	-8.7%	-47.5%	(174.8)	(100.4)	-42.6%
ON OWN CAPITAL

NET EARNINGS (LOSSES)	(91.3)	(52.5)	(47.9)	-8.7%	-47.5%	(174.8)	(100.4)	-42.6%

Brasil Telecom S.A.	Page 3 of 29

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

Table 1: Operating Data
FIXED LINE PLANT	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths
Lines Installed (Thousand)	10,794.5	10,388.5	10,375.2	-0.1%	-3.9%
Additional Lines Installed (Thousand)	(19.8)	(34.5)	(13.3)	-61.4%	-32.8%

Lines in Service - LIS (Thousand)	9,407.1	8,278.0	8,129.4	-1.8%	-13.6%
Residential	5,939.9	5,560.3	5,470.3	-1.6%	-7.9%
Non-Residential	1,401.4	1,248.7	1,238.5	-0.8%	-11.6%
Public Telephones	290.7	275.5	276.0	0.2%	-5.0%
Pre-paid	316.1	-	-	N.A.	-100.0%
Hybrid Terminals	819.3	561.8	507.7	-9.6%	-38.0%
Other (Including PBX)	639.6	631.8	636.9	0.8%	-0.4%
Additional LIS (Thousand)	(136.0)	(139.6)	(148.6)	6.4%	9.3%

Active Lines (LIS - Blocked Lines)	8,341.4	8,037.0	7,901.5	-1.7%	-5.3%

Blocked Lines	1,065.7	241.1	227.9	-5.5%	-78.6%

Average LIS (Thousand)	9,475.1	8,347.8	8,203.7	-1.7%	-13.4%

LIS/100 Inhabitants	21.8	18.8	18.4	-2.1%	-15.5%
Public Telephones/1,000 Inhabitants	6.7	6.3	6.3	-0.1%	-7.1%
Public Phones/100 Lines Installed	2.7	2.7	2.7	0.3%	-1.2%

Utilization Rate	87.1%	79.7%	78.4%	-1.3 p.p.	-8.8 p.p.

Digitalization Rate	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

At the end of the 2Q07, Brasil Telecom’s network had 8.1 million lines in service, 41.0% of which were clients from alternative plans. Following the strategy of segmenting the client base to guarantee universal access to telecom services and the profitability of the services rendered, Brasil Telecom has been launching new plans. In compliance with Anatel resolutions, the implementation of the conversion from pulses to minutes will be concluded by July 31, 2007.

Brasil Telecom offers its clients the Full Bill Plan (Plano Conta Completa), already adapted to the new minute-based charging system determined by Anatel, allowing clients to receive a detailed bill and identify the calls made. The Complete Bill Plan packages allow clients to choose the plan that best suits their consumption profile, with plan options ranging from 400 to 20,000 minutes in local calls to fixed lines, from 30 to 500 minutes in local calls to mobile lines, and from 30 to 120 minutes in long-distance calls.

Brasil Telecom had 3.3 million lines in alternative wireline telephony plans, 19.2% more than in the 2Q06, as a result of the company’s strategy to retain clients and cement client loyalty by offering specific plans according to the profile of each client. Alternative plans include minute plans and plans for fixed-to-fixed and fixed-to-mobile local calls.

Brasil Telecom also offers alternative long-distance call plans and had 682.7 clients at the end of the 2Q07, an increase of 62.1% on the 2Q06.

Brasil Telecom S.A.	Page 4 of 29

At the end of the 2Q07, Brasil Telecom’s network comprised 10.4 million installed lines, 8.1 million of which in service, leading to a utilization rate of 78.4% . The utilization rate declined 8.8 p.p. due to the adoption of stricter measures in the Company’s collection and charging policy as of the 3Q06 and the decline in fixed lines in service. At the close of the 2Q07, Brasil Telecom had 7,901.5 thousand active lines and 227.9 thousand blocked lines.

Traffic

Table 2 : Traffic

TRAFFIC	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
Exceeding Local Pulses (Million) *	2,142.2	1,433.8	1,216.9	-15.1%	-43.2%	4,433.4	2,650.7	-40.2%

Exceeding Minutes (Million)	-	114.2	499.7	337.5%	N.A.	-	614.0	N.A.

VC-1 (Million Minutes)	699.9	692.3	697.8	0.8%	-0.3%	1,444.6	1,390.1	-3.8%

Lond Distance Minutes (Million)	1,395.4	1,438.4	1,381.7	-3.9%	-1.0%	2,849.5	2,820.1	-1.0%

Long Distance	1,136.4	1,128.3	1,061.3	-5.9%	-6.6%	2,332.9	2,189.6	-6.1%
VC-2	159.5	168.1	174.6	3.9%	9.5%	312.2	342.7	9.8%
VC-3	99.5	141.9	145.8	2.7%	46.6%	204.4	287.7	40.8%

* Reclassified in 1Q07 for a better comparison.

Brasil Telecom recorded 499.7 million in billed minutes, 337.5% higher than the 114.2 million recorded in the 1Q07, chiefly due to the growing adherence to alternative plans.

Brasil Telecom S.A.	Page 5 of 29

Brasil Telecom recorded 1.2 billion billed pulses, down 15.1% on the 1Q07, due to the migration from billed pulses to billed minutes in the 2Q07. Compared to the same period the year before, the decline was 43.2%, due to: the increase in local plans, which generated higher subscriptions; the effect of the migration from pulses to minutes, which distributes traffic formerly measured only by pulses and that as of this year began to be measured also in minutes; the 25.9% increase in ADSL users; and the migration from fixed to mobile terminals

VC-1 traffic totaled 697.8 million, 0.8% higher than in the 1Q07 and in line with the 2Q06, despite the aggressive promotions for intra-network calls from the competing mobile operators.

Long-distance traffic fell 3.9% and 1.0% on the 1Q07 and the 2Q06, respectively. However, this decline was offset in the revenue line by the growth in the number of clients adhering to long-distance plans. In addition, there was also an increase in VC-2 and VC-3 traffic, as shown below in the comparisons with the previous quarter and with the same period of last year.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan).

In the 2Q07, Brasil Telecom maintained its leadership position and recorded average market share in the quarter of 86.0% in the intra-regional segment. In the intra-sector segment, Brasil Telecom’s market share was 90.5%, in line with the previous quarter. Brasil Telecom closed the 2Q07 with market share of 63.7% and 36.0% in the inter-regional and international segments, respectively.

Brasil Telecom S.A.	Page 6 of 29

TARIFFS

Brasil Telecom was authorized by Anatel to adjust the tariff items in the Basic Plans for Local Service and Domestic Long-Distance Service, pursuant to the Concession Agreements. The adjustments authorized for the local and domestic long-distance plans averaged 2.14% . The TU-RL (Local Network Usage Tariff) was adjusted upward by 2.14% while the TU-RIU (Interstate Network Usage Tariff) was adjusted downward by 0.13% .

The tariffs for the STFC (Switched Fixed Telephony Service), Local and DLD Basic Plans for calls involving mobile phones (VC-1, VC-2 and VC-3) were adjusted upward by 3.29%, also as of July 20, 2007.

Table 3 : Local Service Rates (in R$)

	Maximum Values
Local Service[1]	Effective since	Effective since
	7/14/2006	7/20/2007
Installation Fee	32.39	33.08
Residencial Monthly Fee	27.28	27.86
Non-residential Monthly Fee	40.36	41.23
PBX Monthly Fee	39.98	40.85
Local Pulse	0.10996	0.11230
Address Change	32.39	33.08
Public Telephone Credit	0.11600	0.11850

[1] Tariffs net of taxes, except for the Public Telephone Credit.

Table 4: Long-Distance Service Rates (in R$)

DLD Service[1]		Effective since 7/21/2006
	Normal	Differentiated	Reduced	Super Reduced
D1	0.12796	0.22304	0.06394	0.03194
D2	0.21330	0.30978	0.10660	0.05326
D3	0.23816	0.34901	0.15994	0.07994
D4	0.24574	0.35594	0.19761	0.10660

DLD Service[1]		Effective since 7/20/2007
	Normal	Differentiated	Reduced	Super Reduced
D1	0.13819	0.24088	0.06905	0.03449
D2	0.23036	0.33365	0.11512	0.05752
D3	0.23668	0.34618	0.16870	0.08633
D4	0.24472	0.35502	0.19970	0.11512

[1] Tariffs net of taxes, average, per minute, for calls between fixed terminals.

DLD Service[2]		Adjustment Percentage Change2
	Normal	Differentiated	Reduced	Super Reduced
D1	8.00%	8.00%	7.99%	7.98%
D2	8.00%	7.71%	7.99%	8.00%
D3	-0.62%	-0.81%	5.47%	7.99%
D4	-0.41%	-0.26%	1.05%	7.99%

[2] The percentage of average DLD adjustment was 2.1385%

Brasil Telecom S.A.	Page 7 of 29

Table 5: Network Usage Rates (in R$)

Network Usage	Previous	Previous	Adjusted
	Tariff[14]	Tariff[24]	Tariff[34]
TU-RL	0.03663	0.02930	0.02992
TU-RIU	0.08110	0.08311	0.08301

[1] Tariff effective since July, 2006.
[2] Tariff effective since January, 2007.
[3] Tariff effective sinde July, 2007.
[4] Tariffs net of taxes.

MOBILE TELEPHONY

Table 6: Operating Data

Key Operational Data	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths
Clients (Thousand)	2,771.8	3,638.1	3,768.6	3.6%	36.0%
Post-Paid	900.2	967.0	890.2	-7.9%	-1.1%
Pre-Paid	1,871.6	2,671.1	2,878.3	7.8%	53.8%
Net Additions (Thousand)	310.9	261.3	130.5	-50.1%	-58.0%
Post-Paid	79.1	(26.9)	(76.7)	185.7%	-197.1%
Pre-Paid	231.8	288.2	207.2	-28.1%	-10.6%
Gross Additions (Thousand)	515.3	447.2	623.5	39.4%	21.0%
Post-Paid	106.7	65.0	98.6	51.7%	-7.6%
Pre-Paid	408.6	382.2	524.9	37.3%	28.5%
Cancellations (Thousand)	204.4	185.9	493.0	165%	141%
Post-Paid	27.6	91.8	175.3	90.9%	535.3%
Pre-Paid	176.8	94.1	317.7	237.8%	79.7%
Annualized Churn	31.3%	21.2%	53.3%	32.1 p.p.	22.0 p.p.
Post-Paid	12.8%	37.5%	75.5%	38.0 p.p.	62.7 p.p.
Pre-Paid	40.3%	14.9%	45.8%	30.9 p.p.	5.5 p.p.
SAC (R$)	152.0	97.8	89.7	-8.3%	-41.0%
Market Share	10.7%	12.9%	12.9%	0.0 p.p.	2.2 p.p.
Served Localities	796	830	830	0.0%	4.3%
% of Population Covered	87%	87%	87%	0.0 p.p.	0.0 p.p.
Base Stations	2,147	2,417	2,434	0.7%	13.4%
Switches	9	10	10	0.0%	11.1%
Employees	632	611	610	-0.2%	-3.5%

BrT Móvel`s users in service rose to 3,768.6 thousand, representing a net addition of 130.5 thousand users in the 2Q07. At the end of the 2Q07, BrT Mobile`s client portfolio was 3.6% larger than in the 1Q07 and 36.0% larger than in the 2Q06.

Brasil Telecom S.A.	Page 8 of 29

At the end of June 2007, BrT Mobile’s subscriber base was composed of 890.2 thousand postpaid subscribers (23.6% of total subscribers) and 2,878.3 thousand prepaid subscribers.

On June 30, Brasil Telecom identified and disconnected 181.3 thousand inactive users that did generate revenue for the company. Of the total removed in June 2007, 95.3 thousand were postpaid and 86.0 thousand were prepaid.

These non-recurring disconnections led to negative postpaid net additions. However, total net additions were positive by 130.5 thousand due to the high sales volume in the 2Q07, fueled by Mother’s Day.

Gross additions in the quarter reached 623.5 thousand, increases of 39.4% versus the 1Q07 and of 21.0% against 2Q06, respectively. The result reflects the success of the Mothers’ Day sales campaign, boosted by the “talk for free at night” (Fale de Graça à Noite) promotion, through which Brasil Telecom seeks to offer new benefits to customers without entailing new costs. In addition to attracting new users, BrT increases network usage at times when optimum-capacity is not achieved.

BrT Mobile’s market share in Region II came to 12.9% by the end of the 2Q07, in line with the figure for the 1Q07 and 2.2 p.p. above that in 2Q06. BrT Mobile remained in third place in terms of market share in the states of GO, TO, MT, AC and RO and the Federal District.

According to Anatel, BrT Mobile’s postpaid user market share in Region II was 15.4% in June, exceeding total user market share (12.9%) .

In the 2Q07, BrT Mobile covered 830 locations, serving 87% of the population in Region II.

Brasil Telecom S.A.	Page 9 of 29

DATA

Brasil Telecom added 69.9 thousand ADSL users to its network during the 2Q07, bringing ADSL users in service to 1,453.4 thousand by end June 2007, for growth of 5.1% and 25.9% over the 1Q07 and the 2Q06, respectively. ADSL penetration (ADSL/LIS) reached 17.9% in the 2Q07, versus 16.7% in the 1Q07 and 12.3% in the 2Q06.

The continued growth in ADSL services was sustained during the 2Q07, supported by the sale of quadruple-play packages in partnership with Sky and the expansion of the Turbo services portfolio, which employs ADSL 2+ technology and allows speed of up to 24 Mbps. Brasil Telecom has been investing in this technology over the past few years and it is already available in more than half of the 1,300 cities served by broadband, providing clients with access to new services, such as IPTV, which is already in a pilot commercial operation in the Federal District of Brasília, with the commercial launch expected in the coming months.

Brasil Telecom also recorded continued growth in other products in the data communications segment, such as: (i) Serviço Plus, a data transport service; (ii) Vetor, a private virtual network which uses all the capacity of IP connections to form a unique, complete and flexible network, used for data, multimedia and voice transmission; (iii) IP Corporate services, an Internet connectivity service for large companies; and (iv) Interlan, a solution to connect more than two points to a concentrating spot, transmitting voice and data.

Brasil Telecom S.A.	Page 10 of 29

Internet Service Providers

Internet Group, Brasil Telecom’s Internet unit, which comprises the activities of the providers iG, iBest and BrTurbo, is the second largest broadband provider in the Brazilian market. Combined with the Value-Added Services, the total number of paying clients is 1.8 million. Internet Group also has 4 million dial-up users, and is the third largest Brazilian portal in terms of audience, with more than 9.8 million residential unique visitors per month.

Internet Group had 1.3 million broadband clients at the end of the 2Q07, up by 7.9% and 42.3% on the 1Q07 and 2Q06, respectively. It is estimated that 64.1% of all broadband clients in Region II subscribe to iG or BrTurbo, positioning the company as the market leader in that region.

Internet Group also experienced an increase of 27.9% and 173.4% in the number of Value-Added Service clients over the 1Q07 and 2Q06, respectively, reaching 0.6 million clients in the 2Q07. This upturn was led by products aimed at the residential market, especially: Protégé, an online anti-virus; Resolve, providing 24/7 technical telephone support; and Educa, a content product focused on family education.

The traffic generated by the 4 million dial-up clients came to 12.3 billion minutes in the 2Q07, 18.5% higher than in the same period a year ago. The market share in terms of minutes of iBest and iG in Region II reached 67.5% at the end of the 2Q07, positioning Internet Group as the market leader in the region.

Brasil Telecom S.A.	Page 11 of 29

FINANCIAL PERFORMANCE

REVENUE

Table 7: Consolidated Operating Gross Revenue

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
GROSS REVENUES	3,619.3	3,897.1	3,972.9	1.9%	9.8%	7,274.2	7,869.9	8.2%

FIXED TELEPHONY	2,796.3	2,824.4	2,775.3	-1.7%	-0.7%	5,685.1	5,599.7	-1.5%

Local Service	1,702.2	1,648.0	1,634.4	-0.8%	-4.0%	3,471.3	3,282.5	-5.4%

Subscription	871.1	862.6	874.3	1.4%	0.4%	1,764.4	1,736.9	-1.6%
Activation	7.5	6.6	3.7	-44.4%	-50.8%	11.6	10.3	-11.7%
Masured Service	336.0	302.6	281.1	-7.1%	-16.3%	691.6	583.6	-15.6%
VC-1	476.2	465.7	466.1	0.1%	-2.1%	979.7	931.7	-4.9%
Lease of Facilities	0.4	0.3	0.3	-3.8%	-32.1%	0.7	0.6	-20.9%
Other	11.0	10.3	9.1	-12.1%	-17.8%	23.2	19.4	-16.6%

Public Telephony	138.8	129.0	140.4	8.8%	1.1%	266.6	269.4	1.0%

Long Distance Service	678.5	756.3	727.6	-3.8%	7.2%	1,382.3	1,483.9	7.3%

Intra-Sector	212.4	213.9	212.3	-0.7%	0.0%	442.4	426.2	-3.7%
Intra-Region	73.3	68.4	66.2	-3.3%	-9.8%	155.5	134.6	-13.4%
Inter-Region	63.8	60.8	61.0	0.4%	-4.2%	133.5	121.9	-8.7%
International	10.3	11.7	11.3	-3.8%	9.3%	23.0	23.0	0.0%
VC-2	180.7	202.6	190.8	-5.8%	5.6%	348.2	393.3	13.0%
Fixed Origin	68.4	73.7	70.7	-4.1%	3.5%	138.6	144.5	4.2%
Mobile Origin	112.3	128.8	120.0	-6.8%	6.9%	209.6	248.9	18.7%
VC-3	137.9	198.9	186.0	-6.5%	34.8%	279.6	384.9	37.7%
Fixed Origin	54.0	97.2	95.6	-1.6%	77.1%	112.8	192.9	70.9%
Mobile Origin	83.9	101.6	90.4	-11.1%	7.6%	166.8	192.0	15.1%
Interconnection	99.7	85.0	82.4	-3.0%	-17.4%	208.2	167.4	-19.6%

Fixed-Fixed	66.7	56.7	54.8	-3.5%	-17.9%	138.4	111.5	-19.4%
Mobile-Fixed	33.0	28.2	27.6	-2.0%	-16.3%	69.8	55.9	-20.0%

Lease of Means	80.0	89.7	86.0	-4.1%	7.5%	163.0	175.8	7.8%

Supplementary and Value Added	86.8	106.3	95.9	-9.8%	10.5%	172.9	202.2	16.9%
Services

Other	10.2	10.0	8.6	-13.8%	-15.9%	20.7	18.6	-10.0%

MOBILE TELEPHONY	289.3	429.7	511.5	19.0%	76.8%	533.7	941.2	76.3%

Subscription	65.0	101.4	113.7	12.1%	74.9%	122.9	215.1	75.1%
Utilization	89.5	109.5	128.1	17.0%	43.2%	168.8	237.6	40.7%
Roaming	2.4	4.8	4.2	-11.8%	74.2%	5.9	8.9	52.4%
Interconnection	27.0	139.6	149.4	7.0%	454.0%	53.1	289.1	444.6%
Other Services	6.1	3.5	5.7	61.8%	-5.7%	10.6	9.3	-13.0%
Comunicação de Dados	28.9	17.2	26.2	52.3%	-9.3%	45.7	43.4	-5.1%
Merchandise Sales	69.5	52.2	82.7	58.4%	19.0%	124.1	134.9	8.7%

DATA COMMUNICATIONS	533.7	642.9	686.0	6.7%	28.5%	1,055.3	1,329.0	25.9%

Fixed	533.7	642.9	686.0	6.7%	28.5%	1,055.3	1,329.0	25.9%
Fixed	446.4	540.2	573.8	6.2%	28.6%	884.0	1,114.0	26.0%
Other Services of the Main Activity	87.3	102.7	112.2	9.2%	28.5%	171.3	214.9	25.5%
Deductions	(1,168.6)	(1,206.2)	(1,229.5)	1.9%	5.2%	(2,346.6)	(2,435.7)	3.8%
% of Gross Revenue	32.3%	31.0%	30.9%	0.0 p.p.	-1.3 p.p.	32.3%	30.9%	0.0 p.p.

NET REVENUES	2,450.7	2,690.9	2,743.3	2.0%	11.9%	4,927.6	5,434.2	10.3%

Net Service Revenues	2,403.2	2,660.2	2,694.3	1.3%	12.1%	4,844.9	5,354.4	10.5%
Net Handsets Revenues	47.5	30.7	49.1	59.9%	3.2%	82.7	79.8	-3.6%

Brasil Telecom’s total gross revenue was R$3,972.9 million in the 2Q07, 1.9% and 9.8% higher than in the 1Q07 and 2Q06, respectively. The increased share of data communication and mobile telephony services demonstrate the success of the strategy implemented by Brasil Telecom to diversify its revenue.

Brasil Telecom S.A.	Page 12 of 29

Local service gross revenue reached R$1,634.4 million in the 2Q07, 0.8% lower than in the 1Q07. This smaller decline in local service was due to the increase in the number of clients in the local alternative plans offered by the company. Of the total local service revenue, 70.7% came from subscription and measured service revenue and 28.5% from local VC-1 calls.

Gross revenue from subscription fees totaled R$874.3 million, up 1.4% on the R$862.6 million recorded in the 1Q07, chiefly due to the migration of clients to alternative plans, offsetting the 1.7% reduction in average lines in service, which totaled 8,203.7 thousand in the 2T07, versus 8,347.8 thousand in the 1Q07.

Gross revenue from measured service totaled R$281.1 million in the 2Q07, down 7.1% on the previous quarter, chiefly due to the migration of clients to alternative plans. In comparison to 2Q06, gross revenues from measured service fell 16.3%, due to the 43.2% reduction in billed pulses, partially offset by the 377.5% increase in billed minutes.

Gross revenue from VC-1 calls was R$466.1 million in the 2Q07, in line with the figure recorded in the 1Q07, reflecting the stability in the number of VC-1 minutes.

Gross revenue from public telephony totaled R$140.4 million in the 2Q07, up 8.8% on the 1Q07 and 1.1% on the 2Q06. The increase over the 1Q07 was chiefly due to the 6.0% upturn in the number of credits sold in the 2Q07.

Gross revenue from LD calls reached R$727.6 million in the 2Q07, down 3.8% on the 1Q07, reflecting mainly the migration to the minute long distance alternative plans, pushing long-distance traffic down by 3.9% . The increase of 7.2% over the second quarter of the previous year was mainly due to the higher share of VC-2, VC-3 and international.

Interconnection revenue was R$82.4 million in the 2Q07, declining 3.0% and 17.4% over the 1Q07 and 2Q06, respectively, chiefly due to the reduction in traffic and the 20% decline in TU-RL as of January 1st, 2007.

Fixed telephony ARPU (excluding data communications) reached R$77.9 in the 2Q07, in line with the previous quarter and up by 17.0% on the figure recorded in the 2Q06, reflecting the company’s strategy of hindering the decline of the revenue from fixed telephony. Including data communications, ARPU reached R$97.9 in the 2Q07, up 1.9% and 22.5% over the 1Q07 and 2Q06, respectively, reflecting the accelerating growth in ADSL penetration.

Brasil Telecom S.A.	Page 13 of 29

In the 2Q07, gross revenue from data communication and other services of main activity totaled R$686.0 million, up 6.7% and 28.5% on the 1Q07 and 2Q06, respectively. This increase was mainly attributable to the expansion in the ADSL client base, which grew 5.1% and 25.9% over the 1Q07 and 2Q06, respectively.

ADSL ARPU was R$72.2 in the 2Q07, 1.3% and 6.8% higher than in the 1Q07 and 2Q06, respectively, due to the strategy of prioritizing the sale of more profitable products with higher access speeds.

In the 2Q07, consolidated gross revenue from mobile telephony was 13.6% and 95.1% higher than in the 1Q07 and 2Q06, respectively. The increase over the 2Q06 was due to the effect from the full bill and the growth in the base.

In the 2Q07, consolidated gross revenue from mobile telephony totaled R$511.5 million, R$428.8 million of which from services and R$82.7 million from the sale of handsets and accessories. Mobile telephony ARPU in the 2Q07 reached R$33.8. Postpaid ARPU totaled R$49.8 while prepaid ARPU came to R$28.3. Total ARPU edged up by 1.2% on the 1Q07.

Excluding the extraordinary disconnection of 181.3 thousand clients in June 2007, BrT Mobile ARPU would have been R$35.21, the highest among Brazilian mobile telephony operators in the 2Q07. Brasil Telecom’s consolidated net revenue came to R$2,743.3 million in the 2Q07, 2.0% higher than in the 1Q07 and 11.9% higher than in the 2Q06.

Brasil Telecom S.A.	Page 14 of 29

COSTS AND EXPENSES

Table 8: Consolidated Operating Costs and Expenses

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
GROSS REVENUES	3,619.3	3,897.1	3,972.9	1.9%	9.8%	7,274.2	7,869.9	8.2%

Deductions	(1,168.6)	(1,206.2)	(1,229.5)	1.9%	5.2%	(2,346.6)	(2,435.7)	3.8%
NET REVENUES	2,450.7	2,690.9	2,743.3	2.0%	11.9%	4,927.6	5,434.2	10.3%

Costs	(1,562.1)	(1,612.3)	(1,601.8)	-0.6%	2.5%	(3,131.4)	(3,214.1)	2.6%

Personnel	(45.3)	(40.1)	(41.8)	4.1%	-7.8%	(103.9)	(81.9)	-21.2%
Materials	(92.8)	(69.5)	(89.5)	28.8%	-3.5%	(164.8)	(159.0)	-3.5%
Subcontracted Services	(708.8)	(815.2)	(802.0)	-1.6%	13.2%	(1,430.7)	(1,617.2)	13.0%
Interconnection	(480.6)	(576.5)	(570.4)	-1.1%	18.7%	(979.1)	(1,147.0)	17.1%
Other	(228.2)	(238.7)	(231.6)	-3.0%	1.5%	(451.6)	(470.3)	4.1%
Depreciation and Amortization	(568.8)	(541.8)	(521.4)	-3.8%	-8.3%	(1,139.0)	(1,063.2)	-6.7%
Other	(146.4)	(145.6)	(147.1)	1.0%	0.5%	(292.9)	(292.6)	-0.1%

GROSS PROFIT	888.6	1,078.6	1,141.5	5.8%	28.5%	1,796.2	2,220.1	23.6%

Sales Expenses	(281.2)	(273.6)	(275.3)	0.6%	-2.1%	(542.8)	(548.9)	1.1%

Personnel	(60.4)	(60.2)	(61.6)	2.3%	2.1%	(133.6)	(121.8)	-8.8%
Materials	(7.4)	(6.8)	(11.3)	65.6%	54.0%	(14.2)	(18.2)	28.3%
Subcontracted Services	(198.7)	(175.1)	(179.8)	2.7%	-9.5%	(366.9)	(354.9)	-3.3%
Advertising and Marketing	(42.2)	(24.8)	(35.6)	43.4%	-15.8%	(62.6)	(60.3)	-3.6%
Other	(156.5)	(150.3)	(144.2)	-4.1%	-7.8%	(304.3)	(294.5)	-3.2%
Depreciation and Amortization	(4.1)	(4.8)	(4.7)	-0.6%	15.2%	(8.2)	(9.5)	15.5%
Other	(10.6)	(26.7)	(17.9)	-32.8%	68.4%	(19.9)	(44.6)	124.4%

General and Administrative Expenses	(215.5)	(199.2)	(203.3)	2.1%	-5.7%	(417.6)	(402.5)	-3.6%

Personnel	(48.8)	(43.9)	(45.7)	4.1%	-6.5%	(99.4)	(89.5)	-9.9%
Materials	(5.0)	(0.6)	(0.6)	-3.5%	-88.3%	(9.5)	(1.2)	-87.5%
Subcontracted Services	(153.4)	(146.5)	(148.9)	1.6%	-3.0%	(291.3)	(295.4)	1.4%
Depreciation and Amortization	(5.9)	(6.3)	(6.2)	-0.5%	5.6%	(11.9)	(12.5)	5.1%
Other	(2.4)	(1.9)	(1.9)	0.1%	-19.7%	(5.5)	(3.9)	-30.5%

Information Technology	(121.0)	(116.0)	(128.0)	10.3%	5.8%	(237.0)	(244.0)	3.0%

Personnel	(7.0)	(6.0)	(6.0)	0.7%	-13.5%	(13.7)	(12.0)	-12.3%
Materials	(0.1)	(0.3)	(0.3)	-8.4%	114.5%	(0.6)	(0.6)	-3.2%
Subcontracted Services	(35.1)	(27.0)	(37.1)	37.2%	5.6%	(66.9)	(64.1)	-4.2%
Depreciation and Amortization	(71.6)	(77.0)	(75.6)	-1.9%	5.5%	(141.4)	(152.6)	7.9%
Other	(7.2)	(5.7)	(9.1)	59.1%	25.3%	(14.4)	(14.8)	2.3%

Provisions and Losses	(224.5)	(218.2)	(271.5)	24.5%	20.9%	(412.4)	(489.7)	18.7%

Doubtful Accounts	(84.3)	(95.7)	(112.5)	17.6%	33.4%	(197.1)	(208.2)	5.6%
Contingencies	(140.2)	(122.5)	(159.0)	29.8%	13.5%	(215.3)	(281.5)	30.8%

Other Operating Revenues (Exp.)	101.1	35.3	87.3	147.1%	-13.6%	121.5	122.6	0.9%

Goodwill Amortization	(18.4)	(19.4)	(17.0)	-12.5%	-7.8%	(38.0)	(36.4)	-4.4%
Other	119.5	54.7	104.2	90.5%	-12.7%	159.6	159.0	-0.4%

EARNINGS BEFORE FINANCIAL RESULT	147.4	306.9	350.7	14.2%	137.8%	308.1	657.6	113.5%
(EBIT)

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
OPERATING COSTS AND EXPENSES	(2,303.3)	(2,383.9)	(2,392.7)	0.4%	3.9%	(4,619.6)	(4,776.6)	3.4%

Personnel	(161.5)	(150.2)	(155.1)	3.2%	-4.0%	(350.6)	(305.3)	-12.9%
Materials	(105.2)	(77.3)	(101.7)	31.6%	-3.3%	(189.1)	(179.0)	-5.3%
Subcontracted Services	(573.2)	(562.6)	(561.7)	-0.2%	-2.0%	(1,114.1)	(1,124.3)	0.9%
Interconnection	(480.6)	(576.5)	(570.4)	-1.1%	18.7%	(979.1)	(1,147.0)	17.1%
Advertising and Marketing	(42.2)	(24.8)	(35.6)	43.4%	-15.8%	(62.6)	(60.3)	-3.6%
Provisions and Losses	(224.5)	(218.2)	(271.5)	24.5%	20.9%	(412.4)	(489.7)	18.7%
Other	(47.2)	(125.1)	(71.7)	-42.7%	51.9%	(173.2)	(196.9)	13.7%
Depreciation and Amortization	(668.9)	(649.2)	(624.9)	-3.7%	-6.6%	(1,338.5)	(1,274.2)	-4.8%

Brasil Telecom S.A.	Page 15 of 29

In the 2Q07, operating costs and expenses totaled R$2,392.7 million, in line with the R$2,383.9 million recorded in the 1Q07. The figures represents an increase of 3.9% over the R$2,303.3 million posted in 2Q06 as a result of higher interconnection expenses and provisions for doubtful accounts, partially offset by the reduction in manageable expenses, such as personnel, material, subcontracted services and advertising and marketing.

Graph 7: Operating Costs and Expenses Breakdown
(Excludes Depreciation and Amortization)

Personnel costs and expenses came to R$155.1 million, up 3.2% over the previous quarter and down 4.0% on the 2Q06. At the end of the 2Q07, a total of 5,868 people worked in the Group, edging up by a mere 0.5% over March 2007, with 5,258 workers in the fixed telephony segment and 610 at BrT Mobile.

Subcontracted service costs and expenses, excluding interconnection, advertising and marketing, totaled R$561.7 million in the 2Q07, in line with the figure for the previous quarter and 2.0% lower than in the 2Q06, driven by the company’s cost control strategy.

Interconnection costs reached R$570.4 million, down 1.1% on the 1Q07 and up 18.7% on the 2Q06. This elevation due to the expansion in the mobile telephony customer base and the implementation of the full bill, partially offset by the reduction of 20% in TU-RL as of January 1st, 2007 and the increase in BrT Mobile’s market share.

Advertising and marketing expenses totaled R$35.6 million, up 43.4% over the 1Q07 as a result of the intensification of campaigns, especially for Mother’s Day. In comparison to the previous year, these expenses dropped 15.8%, reflecting the optimization of expenses with advertisement and marketing as a result of the brand convergence.

The ratio between Losses on Accounts Receivable and gross revenue reached 2.8% in the 2Q07, bringing the total in the quarter to R$112.5 million, 0.3 p.p. up on the 2.5% recorded in the 1Q07 and 0.5 p.p. up on the 2.3% recorded in the 2Q06. This increase is explained by the recognition of a loss provision for large client accounts.

Provisions for contingencies totaled R$159.0 million, R$36.5 million and R$18.8 million higher than in the 1Q07 and 2Q06, respectively, mainly due to tax lawsuits.

Material costs and expenses amounted to R$101.7 million in the 2Q07, 31.6% higher than in the 1Q07 due to higher handset sales, especially on Mother’s Day. Compared to the previous year BrT had savings of 3.3% . BrT Mobile’s material costs and expenses totaled R$78.8 million, representing 77.5% of the Group’s total material costs and expenses, given that the cost of goods sold is booked in this line.

Brasil Telecom S.A.	Page 16 of 29

Despite higher handset sales, SAC in the quarter was R$89.7, 8.3% lower than in the 1Q07 and 41.0% lower than in the 2Q06, reflecting the level of subsidies in the market and the optimization of expenses with advertising and marketing as a result of brand convergence.

Depreciation and amortization costs reached R$624.9 million in the 2Q07, down 3.7% and 6.6% on the 1Q07 and 2Q06, respectively, due to the increase in fully depreciated assets.

Other operating costs and expenses totaled R$71.7 million, down 42.7% on the previous quarter as a result of the booking of PIS/COFINS tax credits in the amount of R$26.5 million.

EBITDA

Table 9: EBITDA Margin – Gains and Losses

R$ Million	2Q06	Vertical	1Q07	Vertical	2Q07	Vertical
GROSS REVENUES	3,619.3	147.7%	3,897.1	144.8%	3,972.9	144.8%

FIXED TELEPHONY	2,796.3	114.1%	2,824.4	105.0%	2,775.3	101.2%

Local Service	1,702.2	69.5%	1,648.0	61.2%	1,634.4	59.6%
Public Telephony	138.8	5.7%	129.0	4.8%	140.4	5.1%
Long Distance Service	678.5	27.7%	756.3	28.1%	727.6	26.5%
Interconnection	99.7	4.1%	85.0	3.2%	82.4	3.0%
Lease of Means	80.0	3.3%	89.7	3.3%	86.0	3.1%
Supplementary and Value Added Services	86.8	3.5%	106.3	4.0%	95.9	3.5%
Other	10.2	0.4%	10.0	0.4%	8.6	0.3%

MOBILE TELEPHONY	289.3	11.8%	429.7	16.0%	511.5	18.6%

DATA COMMUNICATIONS	533.7	21.8%	642.9	23.9%	686.0	25.0%

Deductions	(1,168.6)	-47.7%	(1,206.2)	-44.8%	(1,229.5)	-44.8%
NET REVENUES	2,450.7	100.0%	2,690.9	100.0%	2,743.3	100.0%

OPERATING COSTS AND EXPENSES	(1,634.4)	-66.7%	(1,734.7)	-64.5%	(1,767.8)	-64.4%
Personnel	(161.5)	-6.6%	(150.2)	-5.6%	(155.1)	-5.7%
Materials	(105.2)	-4.3%	(77.3)	-2.9%	(101.7)	-3.7%
Subcontracted Services	(573.2)	-23.4%	(562.6)	-20.9%	(561.7)	-20.5%
Interconnection	(480.6)	-19.6%	(576.5)	-21.4%	(570.4)	-20.8%
Advertising and Marketing	(42.2)	-1.7%	(24.8)	-0.9%	(35.6)	-1.3%
Provisions and Losses	(224.5)	-9.2%	(218.2)	-8.1%	(271.5)	-9.9%
Other	(47.2)	-1.9%	(125.1)	-4.6%	(71.7)	-2.6%

EBITDA	816.3	33.3%	956.2	35.5%	975.6	35.6%

Brasil Telecom S.A.	Page 17 of 29

Table 10: EBITDA Margin of Services

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
GROSS REVENUES	3,619.3	3,897.1	3,972.9	1.9%	9.8%	7,274.2	7,869.9	8.2%
Services	3,549.8	3,844.9	3,890.2	1.2%	9.6%	7,150.1	7,735.1	8.2%
Products	69.5	52.2	82.7	58.4%	19.0%	124.1	134.9	8.7%
DEDUCTIONS	(1,168.6)	(1,206.2)	(1,229.5)	1.9%	5.2%	(2,346.6)	(2,435.7)	3.8%
Services	(1,146.6)	(1,184.7)	(1,195.9)	0.9%	4.3%	(2,305.2)	(2,380.6)	3.3%
Products	(21.9)	(21.5)	(33.6)	56.3%	53.3%	(41.4)	(55.1)	33.3%
NET REVENUES	2,450.7	2,690.9	2,743.3	2.0%	11.9%	4,927.6	5,434.2	10.3%
Services	2,403.2	2,660.2	2,694.3	1.3%	12.1%	4,844.9	5,354.4	10.5%
Products	47.5	30.7	49.1	59.9%	3.2%	82.7	79.8	-3.6%
EBITDA	816.3	956.2	975.6	2.0%	19.5%	1,646.6	1,931.7	17.3%
EBITDA Margin	33.3%	35.5%	35.6%	0.0 p.p.	2.3 p.p.	33.4%	35.5%	2.1 p.p.
EBITDA Margin - Services	34.0%	35.9%	36.2%	0.4 p.p.	2.2 p.p.	34.0%	36.1%	2.1 p.p.
Variation	0.7 p.p.	0.4 p.p.	0.6 p.p.	0.2 p.p.	0.0 p.p.	0.6 p.p.	0.5 p.p.	0.0 p.p.

Brasil Telecom’s consolidated EBITDA was R$975.6 million in the 2Q07, while consolidated EBITDA margin reached 35.6% in the quarter. EBITDA was R$956.2 million, with EBITDA margin of 35.5%, in the 1Q07, and R$816.3 million in the 2Q06, accompanied by EBITDA margin of 33.3% .

Brasil Telecom Móvel EBITDA was R$5.2 million, positive for the second consecutive time, follow the R$4.4 million recorded in the 1Q07. EBITDA margin was R$1.2%, 0.1 p.p. above the 1.1% recorded in the 1Q07.

Brasil Telecom S.A.	Page 18 of 29

FINANCIAL INCOME

Table 11: Consolidated Financial Income

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
Financial Revenue	154.8	107.4	95.3	-11.3%	-38.4%	226.2	202.7	-10.4%
Local Currency	154.8	107.3	93.1	-13.2%	-39.9%	221.2	200.5	-9.4%
Foreign Currency	(0.0)	0.1	2.2	3264.5%	-4797.6%	5.0	2.2	-55.2%
Financial Expenses	(221.3)	(207.3)	(157.2)	-24.2%	-29.0%	(419.2)	(364.5)	-13.0%
Local Currency	(176.7)	(182.7)	(140.4)	-23.2%	-20.5%	(339.0)	(323.1)	-4.7%
Foreign Currency	(44.7)	(24.5)	(16.9)	-31.3%	-62.3%	(80.2)	(41.4)	-48.4%
Interest on Own Capital	(245.0)	(245.0)	-	-100.0%	-100.0%	(245.0)	(245.0)	0.0%

Financial Result	(311.5)	(344.9)	(61.9)	-82.0%	-80.1%	(438.0)	(406.8)	-7.1%

In the 2Q07, Brasil Telecom’s financial income was an expense of R$61.9 million. Excluding the effect of interest on equity credited in the 1Q07, this variation was positive by R$38.0 million due to the lower financial expenses as a result of: (i) the redemption of all outstanding debentures of the 4th issuance, being the third public issuance, of R$500 million and the respective decline in financial charges; (ii) an overall reduction in the cost of BNDES loans, given the reduction in the UMBNDES rate from 0.039398 in March 2007 to 0.036913 in June 2007; and (iii) the local-currency appreciation of 6.1%, impacting liabilities denominated in foreign currency.

NET INCOME

Brasil Telecom posted net income of R$176.1 million in the 2Q07, equivalent to R$0.3218/share or US$0.5012/ADR. In the 2Q06, the company posted net income of R$118.1 million, equivalent to R$0.2158/1,000 shares or US$0.2991/ADR.

INDEBTEDNESS

Table 12: Indebtedness

Debt (R$ Million)	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths
Short Term	1,580.4	1,459.0	782.6	-46.4%	-50.5%
In R$	1,283.6	1,196.4	514.1	-57.0%	-59.9%
In US$	35.7	15.1	25.6	69.3%	-28.3%
In Yen	84.7	75.6	69.9	-7.5%	-17.5%
In Currency Basket	75.3	60.6	48.2	-20.6%	-36.1%
Hedge Adjustment	101.1	111.3	124.8	12.1%	23.5%
Long Term	2,992.9	3,608.6	3,520.3	-2.4%	17.6%
In R$	1,663.8	2,562.7	2,508.2	-2.1%	50.8%
In US$	535.7	435.3	408.9	-6.1%	-23.7%
In Yen	327.3	225.6	203.1	-10.0%	-38.0%
In Currency Basket	154.1	100.8	86.5	-14.1%	-43.9%
Hedge Adjustment	312.0	284.3	313.6	10.3%	0.5%
Total Debt	4,573.3	5,067.7	4,302.9	-15.1%	-5.9%
(-) Cash	1,175.0	2,478.6	1,505.2	-39.3%	28.1%
(-) Contractual Retentions	191.4	-	-	N.A.	-100.0%
(-) Temporary Investments	106.5	-	200.8	N.A.	88.4%
Net Debt	3,100.3	2,589.1	2,597.0	0.3%	-16.2%

(-) Inter Company with BRP	604.4	-	-	N.A.	-100.0%
Net Debt Ex-Inter Company with BRP	2,495.9	2,589.1	2,597.0	0.3%	4.0%

Brasil Telecom S.A.	Page 19 of 29

Table 13: Indebtedness

					R$ Million

Description	Currency	Annual Cost	Maturity				Long Term %
				Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0.5%	jul/08 - jul/13	32.7	9.9	22.8	69.8%
Bonds - US$200 MM	US$	9.38%	Feb-14	400.8	15.6	385.2	96.1%
Financial Institutions II	Yen	Jibor6 + 1.92%	Mar-11	272.3	69.6	202.7	74.5%
Financial Institutions III	Yen	3.36%	Feb-09	0.7	0.3	0.3	49.3%
Suppliers I	US$	1.75%	Feb-14	1.0	0.1	0.9	85.1%

Foreign Currency Total				707.5	95.5	612.0	86.5%

Local Currency

BRB - Fixed Line	R$	2.43%	Dec-33	5.8	0.1	5.7	98.8%

BRB - GSM	R$	2.43%	Dec-33	19.5	0.2	19.3	98.8%

BNDES	UMBNDES	5.85%	Nov-07	4.4	4.4	-	0.0%
BNDES	UMBNDES	6.50%	Oct-07	12.7	12.7	-	0.0%
BNDES	UMBNDES	5.50%	Apr-11	117.7	31.1	86.5	73.5%
BNDES	R$	5.85%	Oct-07	41.9	41.9	-	0.0%
Public Debenture 4th Emission	R$	104% of the CDI	Jun-13	1,089.6	9.6	1,080.0	99.1%
FCO I	R$	10.94%	Jan-08	2.9	2.9	-	0.0%
FCO II	R$	11.50%	Apr-11	29.0	7.7	21.3	73.3%
BNDES	R$	TJLP + 5,85%	Dec-07	212.6	212.6	-	0.0%
BNDES	R$	TJLP + 6,5%	Dec-07	8.1	8.1	-	0.0%
BNDES	R$	TJLP + 5,5%	Feb-11	800.3	220.9	579.4	72.4%
BNDES	R$	TJLP + 2,3%	May-14	30.4	0.3	30.1	99.0%
BNDES	R$	TJLP + 4,3%	May-14	782.3	9.7	772.5	98.8%

Local Currency Total				3,157.1	562.3	2,594.8	82.2%

Total Debt before Hedge Adjustments				3,864.6	657.8	3,206.8	83.0%

Hedge Adjustments				438.4	124.8	313.6	71.5%

TOTAL DEBT				4,302.9	782.6	3,520.3	81.8%

Table 14: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt
2008	6.3%
2009	15.1%
2010	16.9%
2011	18.6%
2012	14.8%
2013	14.8%
2014	13.6%

Brasil Telecom S.A.	Page 20 of 29

At end June 2007, Brasil Telecom’s gross debt reached R$4,302.9 million, 15.1% lower than at end March 2007. In June, 81.8% of total debt was allocated to long-term instruments.

On April 17, 2007, Brasil Telecom S.A. exercised its option for the early redemption provided for in the 4th Debenture Issue Indenture, constituting the 3rd Public Issue, as communicated to debenture holders on March 28, 2007. A total of R$521.1 million was disbursed to redeem all the debentures.

Brasil Telecom closed the quarter with temporary investments of R$200.8 million and R$1,505.2 million in cash, versus R$2,478,6 million at the end of March 2007. Consolidated net debt reached R$2,597.0 million, 0.3% higher than in March 2007.

At end June 2007, debt pegged to foreign exchange variation, excluding hedge adjustments, totaled R$842.2 million, of which R$434.5 million was in U.S. dollar, R$134.7 in a basket of currencies, and R$273.0 million in the Japanese yen. On June 30, 2007, Brasil Telecom held hedge positions for 35.9% of its debt pegged to foreign exchange variation, resulting in total exposure of 14.0% of total debt.

The company’s consolidated debt had cumulative costs equivalent to 8.9% per annum in June, or 73.4% of the CDI rate.

At the close of June 2007, Brasil Telecom’ financial leverage, represented by the net debt/shareholders’ equity ratio, was equivalent to 45.8% , versus 47.1% in the previous quarter.

INVESTMENTS ON PERMANENT ASSETS (CAPEX)

Table 15: Investments Breakdown

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
Network Expansion	105.8	48.0	84.3	75.7%	-20.3%	144.0	132.3	-8.1%
Conventional Telephony	15.8	1.9	0.0	-99.6%	-100.0%	16.1	1.9	-87.9%
Transmission Backbone	9.8	7.6	21.1	177.7%	116.5%	12.2	28.7	136.2%
Data Network	79.0	38.5	57.1	48.3%	-27.7%	112.9	95.6	-15.3%
Intelligent Network	0.1	0.1	2.2	2150.0%	2415.5%	0.8	2.3	186.2%
Network Management Systems	0.5	0.5	4.0	669.9%	728.8%	0.9	4.5	423.9%
Other Investments for Network Expansion	0.7	(0.7)	(0.1)	-86.6%	N.A.	1.2	(0.8)	N.A.
Network Operation	53.1	48.9	54.0	10.4%	1.6%	104.0	102.8	-1.1%
Public Telephony	1.9	0.9	0.6	-37.4%	-70.4%	3.4	1.5	-56.1%
Information Technology	14.8	8.2	30.2	266.9%	103.8%	23.3	38.4	65.0%
Expansion Personnel	19.5	18.7	19.9	6.4%	1.7%	46.4	38.5	-17.0%
Regulatory	60.1	12.9	27.6	114.0%	-54.0%	121.3	40.5	-66.6%
Other	19.4	9.7	35.6	267.4%	84.1%	41.6	45.3	8.9%
Expansion Financial Expenses	-	1.2	5.2	321.7%	N.A.	0.0	6.4	N.A.

TOTAL - FIXED LINE TELEPHONY	274.6	148.5	257.3	73.3%	-6.3%	484.0	405.8	-16.1%

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
Mobile Network	60.3	4.3	45.2	958.1%	-24.9%	65.5	49.5	-24.3%

TOTAL - MOBILE TELEPHONY	60.3	4.3	45.2	958.1%	-24.9%	65.5	49.5	-24.3%

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
TOTAL INVESTMENT	334.9	152.8	302.6	98.1%	-9.6%	549.5	455.4	-17.1%

CASH FLOW CONCILIATION	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Mooths	6M06	6M07	Δ Year
Variation of Economic and Financial	(61.0)	225.2	24.8	-89.0%	N.A.	347.6	250.0	-28.1%
Investment

INVESTMENT CASH FLOW	273.9	378.0	327.4	-13.4%	19.5%	897.1	705.4	-21.4%

Brasil Telecom S.A.	Page 21 of 29

In the 2Q07, Brasil Telecom’s CAPEX totaled R$302.6 million, R$257.3 million of which was allocated to wireline telephony, including voice, data, IT and regulatory issues, and R$45.2 million to mobile telephony. The company’s CAPEX rose a substantial 98.1% over the 1Q07, especially in areas involving mobile telephony, data network, information technology and regulatory matters.

STOCK MARKET

At the end of the 2Q07, Brasil Telecom’s market capitalization, calculated by the weighting of common and preferred shares, rose to R$12,873.3 million, an increase of 49.0% on the R$8,637.8 million recorded at the end of June 2006. In the same period, the Ibovespa and Itel indexes gained 48.5% and 49.7%, respectively.

In the quarter, the company’s common shares (BRTO3) underperformed the IBOVESPA index by 1.5 p.p. while the preferred shares (BRTO4) outperformed the IBOVESPA index by 12.4 p.p. In the last twelve months, the preferred shares have registered gains of 8.8 p.p..

Table 16: Stock Market Performance

	Closing Price as of		Desempenho
	6/29/2007	In 2Q07	In 12 Months	In 24 Months

Common Shares (BRTO3) (in R$/1,000 shares)	34.00	17.2%	45.1%	117.9%
Preferred Shares (BRTO4) (in R$/1,000 shares)	14.09	31.1%	57.3%	39.6%
ADR (BTM) (in US$/ADR)	41.79	32.0%	74.7%	62.4%
IBOVESPA (points)	54,392	18.7%	48.5%	117.1%
ITEL (points)	1,245	23.7%	49.7%	50.5%
IGC (points)	6,343	19.0%	55.4%	153.0%
Dow Jones (points)	13,409	8.3%	20.9%	27.5%
Market Capitalization (Million)	12,873.3	21.6%	49.0%	84.5%

Table17: Theoretical Portfolio Weighting – May / August

	Ibovespa	Itel	IGC
BRTO3	-	-	0.011%
BRTO4	0.981%	6.586%	0.341%

Brasil Telecom S.A.	Page 22 of 29

SHAREHOLDING STRUCTURE

Brasil Telecom’s Executive Board proposed the grouping of shares, which was duly approved by the Extraordinary Meeting of the Board of Directors held on April 27, 2007. As a result, the total number of shares declined by three digit places.

Table 18: Shareholding Structure

Jun/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,276,380	99.1%	120,911,121	38.8%	368,187,501	65.6%
ADR Free Float	-	0.0%	23,148,453	7.4%	23,148,453	4.1%
Treasury	-	0.0%	13,678,100	4.4%	13,678,100	2.4%
Free Float at Bovespa	2,320,669	0.9%	153,615,566	49.3%	155,936,235	27.8%

Total	249,597,049	100.0%	311,353,240	100.0%	560,950,289	100.0%

Mar/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,276,380,758	99.1%	120,911,021,299	38.8%	368,187,402,057	65.6%
ADR Free Float	-	0.0%	21,929,454,000	7.0%	21,929,454,000	3.9%
Treasury	-	0.0%	13,678,100,000	4.4%	13,678,100,000	2.4%
Free Float at Bovespa	2,320,668,784	0.9%	154,834,665,558	49.7%	157,155,334,342	28.0%

Total	249,597,049,542	100.0%	311,353,240,857	100.0%	560,950,290,399	100.0%

UPCOMING EVENTS

Portuguese Conference Call and Webcast: 2Q07 Results
Connection number: (11) 2101-4848
Access Code: Brasil Telecom
Link: http://www.brasiltelecom.com.br/ir
Date: August 1st, 2007 (Wednesday)
Time: 09:00 a.m. (New York)
          10:00 p.m. (Brasília)
          2:00 p.m. (London)

English Conference Call and Webcast: 2Q07 Results
Connection number: (+1 973) 935-8893
Access Code: 8992737
Link: http://www.brasiltelecom.com.br/ir
Date: August 1st, 2007 (Wednesday)
Time: 11:00 a.m. (New York)
          12:00 p.m. (Brasília)
          4:00 p.m. (London)

Brasil Telecom S.A.	Page 23 of 29

FINANCIAL STATEMENTS

BRASIL TELECOM S.A.

Table 19: Consolidated Balance Sheet

R$ Million	Jun/06	Mar/07	Jun/07

CURRENT ASSETS	4,845.5	6,071.1	5,346.4

Cash, Bank Accounts and High-liquid Investments	1,175.0	2,478.6	1,505.2
Temporary Investments	106.5	-	200.8
Accounts Receivables (Net)	2,105.8	2,157.7	2,144.2
Deferred and Recoverable Taxes	986.1	1,014.5	1,018.3
Other Recoverable Amounts	132.1	262.7	328.9
Inventory	65.4	49.1	36.7
Contractual Retentions	191.4	-	-
Other	83.2	108.5	112.4

LONG TERM ASSETS	1,506.0	1,952.0	2,047.0

Loans and Financing	1.3	0.8	6.9
Deferred and Recoverable Taxes	1,282.3	1,383.8	1,364.5
Other	222.3	567.4	675.6

PERMANENT ASSETS	8,579.6	7,642.8	7,315.0

Investment (Net)	337.2	286.8	268.9
Property, Plant and Equipment (Net)	6,875.0	6,085.4	5,859.7
Property, Plant and Equipment (Gross)	25,284.8	26,076.7	26,257.1
Accumulated Depreciation	(18,409.8)	(19,991.2)	(20,397.4)
Intangible (Net)*	1,150.5	1,150.4	1,073.5
Property, Plant and Equipment (Gross)	2,141.9	2,412.7	2,427.0
Accumulated Depreciation	(991.4)	(1,262.3)	(1,353.5)
Deferred Assets (Net)	216.8	120.2	112.9

TOTAL ASSETS	14,931.0	15,665.9	14,708.4

CURRENT LIABILITIES	4,813.0	4,978.0	3,957.1

Loans and Financing	1,580.4	1,459.0	782.6
Suppliers	1,421.9	1,264.9	1,293.3
Taxes and Contributions	849.6	904.2	981.5
Dividends Payable	268.7	627.5	276.7
Provisions	180.9	220.7	191.6
Salaries and Benefits	128.8	96.2	129.0
Consignment for Third Parties	150.0	121.1	108.1
Authorization for Services Exploration	97.2	154.7	71.9
Other	135.4	129.7	122.4

LONG TERM LIABILITIES	4,645.7	5,179.2	5,066.8

Loans and Financing	2,992.9	3,608.6	3,520.3
Provisions	1,092.6	1,182.4	1,137.0
Taxes and Contributions	267.0	70.4	83.8
Authorization for Services Exploration	260.2	226.1	221.7
Other	32.9	91.6	104.0

DEFERRED INCOME	82.0	-	-

MINORITY INTEREST	15.7	11.4	11.0

SHAREHOLDERS' EQUITY	5,374.7	5,497.3	5,673.4

Capital Stock	3,470.8	3,470.8	3,470.8
Capital Reserves	1,482.6	1,482.6	1,482.6
Profit Reserves	287.7	309.3	309.3
Retained Earnings	288.4	389.3	565.4
Treasury Shares	(154.7)	(154.7)	(154.7)

TOTAL LIABILITIES	14,931.0	15,665.9	14,708.4

* In compliance with CVM Deliberation 488 and 489 the line of Tangible Permanent Asset was created.

Brasil Telecom S.A.	Page 24 of 29

Table 20: Consolidated Cash Flow

R$ Million	2Q06	1Q07	2Q07	Δ Quarter	Δ12 Months	6M06	6M07	Δ Year
OPERATING ACTIVITIES
(+) Net Income of the Period	118.1	214.0	176.1	-17.7%	49.1%	123.1	390.1	216.9%

(+) Minority Participation	(0.6)	(0.6)	0.4	N.A.	N.A.	0.3	(0.2)	N.A.

(+) Items with no Cash Effects	1,004.2	801.0	892.7	11.5%	-11.1%	2,085.9	1,693.7	-18.8%

Depreciation and Amortization	670.8	649.4	624.9	-3.8%	-6.8%	1,342.4	1,274.3	-5.1%
Losses with Accounts Receivables	105.8	87.8	87.1	-0.8%	-17.7%	201.9	174.9	-13.4%
Provisions for Doubtful Accounts	(21.4)	7.9	25.4	221.9%	N.A.	(4.8)	33.3	N.A.
Provision for Contingencies	140.2	122.5	159.0	29.8%	13.5%	215.3	281.5	30.8%
Provision for Pension Funds	12.5	11.7	(27.2)	N.A.	N.A.	19.7	(15.5)	N.A.
Deferred Taxes	99.0	(78.3)	23.4	N.A.	-76.3%	313.2	(54.8)	N.A.
Ressult from the Write-off of Permanent Assets	(2.7)	-	0.1	N.A.	N.A.	(1.8)	0.1	N.A.

(-) Equity Changes	(243.8)	(519.7)	(463.0)	-10.9%	89.9%	(1,121.6)	(982.6)	-12.4%
Clients' Accounts Receivable	(47.4)	(125.8)	(99.0)	-21.3%	108.7%	(150.1)	(224.7)	49.7%
Inventories	14.9	15.1	12.4	-17.7%	-16.6%	17.7	27.5	55.7%
Contract Retentions	(43.5)	-	-	N.A.	N.A.	(235.0)	-	N.A.
Court Deposits	-	(120.1)	(191.7)	59.7%	N.A.	(10.9)	(311.8)	N.A.
Personnel, Charges and Social Benefits	16.0	(2.3)	13.9	N.A.	-13.0%	12.6	11.6	-7.9%
Accounts Payable and Provisioned Expenses	17.3	33.4	56.7	69.9%	227.2%	(21.3)	90.1	N.A.
Taxes	(176.3)	(77.5)	81.3	N.A.	N.A.	(448.4)	3.8	N.A.
Financial Expenses	98.5	(38.8)	(62.0)	59.6%	N.A.	19.4	(100.8)	N.A.
Authorization for Services Exploration	23.0	25.3	(87.2)	N.A.	N.A.	49.6	(61.8)	N.A.
Provision for Contingencies	(180.7)	(99.5)	(133.1)	33.8%	-26.3%	(291.3)	(232.6)	-20.1%
Provision for Pension Funds	(29.9)	(9.3)	(73.2)	N.A.	144.7%	(64.1)	(82.5)	N.A.
Other Assets and Liabilities' Accounts	64.3	(120.2)	18.8	N.A.	-70.7%	0.2	(101.4)	N.A.

(=) Cash Flow from Operating Activities	877.8	494.7	606.2	22.5%	-30.9%	1,087.7	1,101.0	1.2%

INVESTMENT ACTIVITIES
Temporary Investments	(106.5)	89.4	(201.0)	N.A.	88.8%	(106.5)	(111.6)	4.8%
Funds from Sales of Permanent Assets	9.6	0.1	2.1	N.A.	-77.8%	9.7	2.2	-77.1%
Investments in Permanent Assets	(273.9)	(378.0)	(327.4)	-13.4%	19.5%	(897.1)	(705.4)	-21.4%

(=) Cash Flow from Investment Activities	(370.8)	(288.5)	(526.2)	82.4%	41.9%	(993.9)	(814.8)	-18.0%

FINANCING ACTIVITIES

Dividens/Interests on Own Capital paid in the Period	(0.7)	(0.4)	(350.9)	N.A.	N.A.	(323.8)	(351.3)	8.5%

Loans and Financing	(161.1)	(268.8)	(702.5)	161.3%	335.9%	(325.1)	(971.3)	198.7%
Loans Obtained
	30.6	-	-	N.A.	N.A.	32.2	-	N.A.
Loans Paid
	(191.8)	(268.8)	(702.5)	161.3%	266.3%	(357.3)	(971.3)	171.8%
Other Financing Flows	(16.6)	-	-	N.A.	N.A.	-	-	N.A.

(=) Cash Flow from Financing Activities	(178.4)	(269.2)	(1,053.4)	291.3%	490.5%	(648.9)	(1,322.6)	103.8%

CASH FLOW OF THE PERIOD	328.7	(63.0)	(973.4)	N.A.	N.A.	(555.1)	(1,036.4)	86.7%

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	1,175.0	2,478.6	1,505.2	-39.3%	28.1%	1,175.0	1,505.2	28.1%
Previous Balance	846.3	2,541.6	2,478.6	-2.5%	192.9%	1,730.1	2,541.6	46.9%

Variation	328.7	(63.0)	(973.4)	N.A.	N.A.	(555.1)	(1,036.4)	86.7%

OPERATING CASH FLOW	877.8	494.7	606.2	22.5%	-30.9%	1,087.7	1,101.0	1.2%

(+) Investments on Permanent Assets (includes Investment Suppliers)	(370.8)	(378.0)	(327.4)	-13.4%	-11.7%	(2,149.3)	(1,601.6)	-25.5%

(=) FREE CASH FLOW	507.1	116.7	278.9	138.9%	-45.0%	(1,061.6)	(500.7)	-52.8%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	3.2	52.8	64.4	22.0%	N.A.	7.2	117.1	N.A.
Interest Paid on Loans and Financing	65.4	166.5	111.0	-33.3%	69.8%	270.1	277.5	2.7%

Brasil Telecom S.A.	Page 25 of 29

Table 21: Consolidated Accounts Receivable

	2Q06	3Q06	4Q06	1Q07	2Q07
Total (R$ Million)	2,462.6	2,411.8	2,485.3	2,522.7	2,534.0

Due	63.6%	66.0%	65.7%	62.9%	64.0%
Overdue (up to 30 days)	15.9%	16.0%	16.7%	16.3%	15.6%
Overdue (between 31-60 days)	5.3%	4.8%	5.0%	5.9%	4.8%
Overdue (between 61-90 days)	3.4%	2.8%	3.1%	3.9%	3.1%
Overdue (more than 90 days)	11.9%	10.4%	9.5%	11.0%	12.5%

Brasil Telecom S.A.	Page 26 of 29

INDICATORS

BRASIL TELECOM S.A.

Table 22: Operating Data and Indicators

FIXED LINE PLANT	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Months
Lines Installed (Thousand)	10,794.5	10,388.5	10,375.2	-0.1%	-3.9%
Additional Lines Installed (Thousand)	(19.8)	(34.5)	(13.3)	-61.4%	-32.8%

Lines in Service - LIS (Thousand)	9,407.1	8,278.0	8,129.4	-1.8%	-13.6%
Residential	5,939.9	5,560.3	5,470.3	-1.6%	-7.9%
Non-Residential	1,401.4	1,248.7	1,238.5	-0.8%	-11.6%
Public Telephones	290.7	275.5	276.0	0.2%	-5.0%
Pre-paid	316.1	-	-	N.A.	-100.0%
Hybrid Terminals	819.3	561.8	507.7	-9.6%	-38.0%
Other (Including PBX)	639.6	631.8	636.9	0.8%	-0.4%
Additional LIS (Thousand)	(136.0)	(139.6)	(148.6)	6.4%	9.3%

Active Lines (LIS - Blocked Lines)	8,341.4	8,037.0	7,901.5	-1.7%	-5.3%

Blocked Lines	1,065.7	241.1	227.9	-5.5%	-78.6%

Average LIS (Thousand)	9,475.1	8,347.8	8,203.7	-1.7%	-13.4%

LIS/100 Inhabitants	21.8	18.8	18.4	-2.1%	-15.5%
Public Telephones/1,000 Inhabitants	6.7	6.3	6.3	-0.1%	-7.1%
Public Phones/100 Lines Installed	2.7	2.7	2.7	0.3%	-1.2%

Utilization Rate	87.1%	79.7%	78.4%	-1.3 p.p.	-8.8 p.p.

Digitalization Rate	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

ADSL Accesses (Thousand)	1,154.9	1,383.5	1,453.4	5.1%	25.9%
Net Additions (Thousand)	70.8	65.8	69.9	6%	-1%
ADSL Penetration (%)	12.3%	16.7%	17.9%	1.2 p.p.	5.6 p.p.

FIXED LINE PLANT	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Months
# of Employees - Fixed Telephony	5,384	5,227	5,258	0.6%	-2.3%
Average # of Employees	5,402	5,213	5,243	0.6%	-3.0%
LIS/Employee	1,747	1,584	1,546	-2.4%	-11.5%

Gross Revenue/Average # of Employees/Month (R$ Thousand)	172.5	180.6	176.5	-2.3%	2.3%
EBITDA/Average # of Employees/Month (R$ Thousand)	50.4	61.1	62.0	1.5%	23.1%
Net Income/Average # of Employees/Month (R$ Thousand)	7.3	13.7	11.2	-18.2%	53.7%

Exceeding Pulses/Average LIS/Month	75.4	57.3	49.4	-13.6%	-34.4%
Exceeding Minutes/Average LIS/Month		4.6	20.3	345.2%	N.A.
DLD Minutes/Average LIS/Month	49.1	57.4	56.1	-2.3%	14.4%
Fixed-Mobile Minutes/Average LIS/Month	34.5	40.0	41.4	3.4%	20.0%

Gross Revenue (Fixed Line)/Average LIS/Month (R$)	98.4	112.8	112.8	0.0%	14.6%
EBITDA/Average LIS/Month	28.7	38.2	39.6	3.8%	38.0%
Net Earnings/Average LIS/Month	4.2	8.5	7.2	-16.3%	72.3%

FIXED LINE PLANT	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Months
EBITDA Margin	33.3%	35.5%	35.6%	0.0 p.p.	2.3 p.p.
Net Margin	4.8%	8.0%	6.4%	-1.5 p.p.	1.6 p.p.
Return on Equity - ROE	2.2%	3.9%	3.1%	-0.8 p.p.	0.9 p.p.

FIXED LINE PLANT	2Q06	1Q07	2Q07	Δ Quarter	Δ 12 Months

Cash, Bank Accounts and High-liquid Investments (R$ Million)	1,175.0	2,478.6	1,505.2	-39.3%	28.1%
Temporary Investments (R$ Million)	106.5	-	200.8	N.A.	88.4%
Contractual Retentions (R$ Million)	191.4	-	-	N.A.	-100.0%
Total Debt (R$ Million)	4,573.3	5,067.7	4,302.9	-15.1%	-5.9%
Short Term Debt	1,580.4	1,459.0	782.6	-46.4%	-50.5%
Long Term Debt	2,992.9	3,608.6	3,520.3	-2.4%	17.6%
Short Term Debt (%)	34.6%	28.8%	18.2%	-10.6 p.p.	-16.4 p.p.
Long Term Debt (%)	65.4%	71.2%	81.8%	10.6 p.p.	16.4 p.p.
Net Debt (R$ Million)	3,100.3	2,589.1	2,597.0	0.3%	-16.2%
Shareholders' Equity (R$ Million)	5,374.7	5,497.3	5,673.4	3.2%	5.6%
Net Debt/Shareholders' Equity	57.7%	47.1%	45.8%	-1.3 p.p.	-11.9 p.p.

Brasil Telecom S.A.	Page 27 of 29

BRT MOBILE

Table 23: ARPU Calculation – Mobile Telephony

R$ Thousand	2Q06	3Q06	4Q06	1Q07	2Q07

(+) Gross Revenues	374.7	494.5	590.3	541.3	609.1
(-) Handsets	(69.5)	(65.7)	(96.4)	(52.2)	(82.7)

Gross Service Revenues	305.3	428.8	493.9	489.1	526.4

(-) Taxes and Deductions	(102.3)	(116.8)	(142.9)	(134.8)	(145.9)

Net Service Revenues	203.0	311.9	351.1	354.3	380.5
Mobile-Mobile Interconnection Fee (Full Bill)	-	75.6	94.6	98.4	98.4
Other Net Service Revenues	-	236.4	256.4	255.9	282.1
(-) Roaming	(0.8)	(0.7)	(1.1)	(1.8)	(1.8)

Net Quarterly Revenues	202.2	311.2	349.9	352.5	378.7
Receita Líquida Mensal	67.4	103.7	116.6	117.5	126.2
Average Number of Clients	2,590.2	2,911.8	3,153.7	3,514.0	3,736.1

ARPU (R$)	26.0	35.6	37.0	33.4	33.8

Table 24: Market Share by State – BrT Mobile

State	2Q06	3Q06	4Q06	1Q07	2Q07	Δ Quarter	Δ 12 Months
AC	11.3%	12.2%	13.7%	15.3%	14.9%	-0.3 p.p.	3.6 p.p.
RO	17.5%	18.7%	20.2%	22.0%	22.9%	0.9 p.p.	5.3 p.p.
DF	18.9%	20.1%	21.3%	22.7%	23.1%	0.4 p.p.	4.2 p.p.
GO	13.2%	13.7%	14.6%	15.7%	16.0%	0.3 p.p.	2.8 p.p.
TO	17.2%	17.2%	17.9%	19.6%	20.6%	1.0 p.p.	3.5 p.p.
MS	9.5%	10.1%	10.8%	11.4%	11.3%	-0.1 p.p.	1.8 p.p.
MT	10.4%	11.1%	11.9%	12.9%	13.0%	0.1 p.p.	2.6 p.p.
PR	8.7%	9.4%	9.9%	10.4%	10.1%	-0.3 p.p.	1.4 p.p.
SC	10.3%	10.9%	11.4%	11.9%	11.7%	-0.2 p.p.	1.4 p.p.
RS	7.4%	8.2%	8.7%	9.3%	9.4%	0.1 p.p.	2.1 p.p.

Region II	10.7%	11.4%	12.1%	12.9%	12.9%	0,0 p.p.	2.2 p.p.

Brasil Telecom S.A.	Page 28 of 29

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry that calculates the average net revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most widely used technology standard by mobile operators in the world. This feature allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IOE (Interest on Equity): Shareholder remuneration option, calculated based on Shareholders’ Equity and limited, for tax deductibility effects, to the variation in long-term interest rates. The tax benefit is due to the reduction in the calculation base used for income tax and social contribution tax on net income, given that interest on equity represents a deductible expense in the application of these resources.

LIS: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber.

TUP (Public Phones): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.	Page 29 of 29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.